File Number 82-4774

Aldeasa

03007367

Eugenio Andrades
Director de Estrategia y Planificación

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

5th February 2003

Information Furnished pursuant to Rule 12 g 3-2 under the Securities Exchange Act of 1934

Dear Sirs,

In order to comply with the established procedures, we are enclosing the information that has recently been made public by Aldeasa, S.A. ("the company") pursuant to Spanish Law (File number 82-4774).

We hope the information we are sending it is as required, but in case you need further details please contact,

Mr. Eugenio Andrades Yunta
Head of Corporate Development
& Investor Relations
Ayala, 42
28001-Madrid
Tl: nº: 34.91.436.70.59
Fax nº: 34. 91.435.52.00

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Yours faithfully

Eugenio Andrades Yunta

3/19

SEC MAIL PROCESSING
RECEIVED
FEB 19 2003
WASH. D.C. 155

File Number 82-4774

Aldeasa

1.- QUARTERLY REPORT

- Notification filed with CNMV on 2 September 2002. Presentation of 1st semi-annual results corresponding to 2002 year.

- Notification filed with CNMV on 13 October 2002. Presentation of 3rd quarter results corresponding to 2002 year.

2. PAYMENT OF DIVIDEND:

- Notification filed with CNMV on 19 September 2002. The payment of dividend was done on 17 October 2002 to the shareholders, amounting to 0,167 euros gross per share (0,13694 euros net)

- Notification filed with CNMV on 30 January 2003. The payment of dividend will be done on 24 February 2003 to the shareholders, amounting to 0,25 euros gross per share (0,212500 euros net)

3.- NOTIFICATION OF SIGNIFICANT EVENTS:

- Notification filed with CNMV on 3 February 2003. Aldeasa and Compass Group Holding Spain, S.L. entered into an sale and purchase agreement, submitted under the condition of approval by the European Competence Committee, by way of which Aldeasa, S.A sold Grupo Compass, S.A. the 50% share capital of Foodlasa, S.L. The publication of the Committee´s approval was on 30 January 2003.

Aldeasa

Eugenio Andrades
Director de Estrategia y Planificación

Sr.D. Antonio Mas
Director Mercado Secundario
C.N.M.V.
Pº de la Castellana, 15-19
28046 Madrid

Madrid, 2 de Septiembre de 2002

Muy Sr. mío:

Adjunto le remitimos la siguiente información relativa a los resultados de Aldeasa, S.A. correspondientes al primer semestre del año 2002:

- Avance de resultados semestrales
- Boletín de Accionistas
- Presentación de resultados

Con este motivo, aprovecho para saludarle muy cordialmente,

Eugenio Andrades

COMISION NACIONAL DEL MERCADO DE VALORES
02 SET. 2002
REGISTRO DE ENTRADA
Nº 2002 82411

Aldeasa

Eugenio Andrades
Director de Estrategia y Planificación

Sr.D. Antonio Mas
Director Mercado Secundario
C.N.M.V.
Pº de la Castellana, 15-19
28046 Madrid

SEC MAIL PROCESSING
RECEIVED
FEB 19 2003
WASH. D.C. 155 SECTION

Madrid, 13 de Octubre de 2002

Muy Sr. mío:

Adjunto le remitimos la siguiente información relativa a los resultados de Aldeasa, S.A. correspondientes al tercer trimestre del año 2002:

- Avance de resultados trimestrales
- Boletín de Accionistas
- Presentación de resultados

Con este motivo, aprovecho para saludarle muy cordialmente,

Eugenio Andrades

COMISION NACIONAL DEL MERCADO DE VALORES
13 NOV. 2002
REGISTRO DE ENTRADA
Nº 2002 105242 / 105243

Aldeasa

Miguel Calvillo Urabayen
Consejero Director General

Sr. D. Antonio Mas
Director Area de Mercado
Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 19
28046-Madrid

Madrid, 19 de septiembre de 2002

Muy Sr. mío:

El Consejo de Administración de Aldeasa, S.A. acordó, por unanimidad, en su reunión de 18 de septiembre de 2002, satisfacer, a cuenta del dividendo correspondiente al ejercicio 2002, la cantidad de 0,167 € brutos por acción, de los que, deducido el 18 % como retención a cuenta de la imposición sobre rendimientos del capital mobiliario, 0,03006 €, quedará un líquido de 0,13694 € por acción.

La citada cantidad se hará efectiva a partir del día 17 de octubre de 2002, de acuerdo con las normas de funcionamiento del Servicio de Compensación y Liquidación de Valores, S.A., a través del Banco gestor Bilbao-Vizcaya-Argentaria.

Lo que procedo a poner en conocimiento de esa Comisión Nacional, en cumplimiento de lo dispuesto en el Artº 82 de la Ley del Mercado de Valores.

Atentamente,

Miguel Calvillo Urabayen

COMISION NACIONAL DEL MERCADO DE VALORES
20 SET. 2002
REGISTRO DE ENTRADA
Nº 2002 86332

Ayala, 42. 28001 Madrid. Tels.: 91 436 70 15 / 91 436 70 00. Fax: 91 576 68 19

Aldeasa

Miguel Calvillo Urabayen
Consejero Director General

Sr. D. Antonio Mas
Director Area de Mercado
Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 19
28046-Madrid

Madrid, 30 de enero de 2003

Muy Sr. mío:

El Consejo de Administración de Aldeasa, S.A. acordó, por unanimidad, en su reunión de 27 de enero de 2003, satisfacer, a cuenta del dividendo correspondiente al ejercicio 2002, la cantidad bruta de 0,25 € por acción, de las que, deducido el 15% como retención a cuenta de la imposición sobre rendimientos del capital mobiliario, 0,0375 €, quedará un líquido de 0,212500 € por acción.

La citada cantidad se hará efectiva a partir del día 24 de febrero de 2003, de acuerdo con las normas de funcionamiento del Servicio de Compensación y Liquidación de Valores, S.A., a través del Banco gestor Bilbao-Vizcaya-Argentaria.

Lo que procedo a poner en conocimiento de esa Comisión Nacional, en cumplimiento de lo dispuesto en el Artº 82 de la Ley del Mercado de Valores.

Atentamente,

Miguel Calvillo Urabayen

Aldeasa

Miguel Calvillo Urabayen
Consejero Director General

Sr. D. Antonio Mas
Director General de Mercados Secundarios
C.N.M.V.
Pº de la Castellana, 19
28046-Madrid

Madrid, 3 de febrero de 2003

Muy Sr. mío:

Aldeasa S.A., ha procedido a la venta a Compass Group Holdings, Spain S.L., de 1.710 participaciones sociales, representativas del 50% del capital social de Foodlasa S.L.

Por poder constituir dicha venta una operación de concentración, la eficacia de la misma quedó condicionada a la aprobación de las Autoridades competentes.

En consecuencia se procedió a realizar la correspondiente notificación previa ante la Dirección General de la Competencia de la Comisión Europea, la cual, tras los trámites pertinentes, ha autorizado dicha operación, mediante notificación producida el día 30 de Enero de 2003 copia de la cual se acompaña al presente escrito.

Lo que pongo en conocimiento de esa Comisión Nacional en cumplimiento de lo dispuesto en el art. 82 de la Ley del Mercado de Valores.

Atentamente,

Miguel Calvillo Urabayen

Ayala, 42. 28001 Madrid. Tels.: 91 436 70 15 / 91 436 70 00. Fax: 91 576 68 19

COMMISSION OF THE EUROPEAN COMMUNITIES

Brussels, 30/01/2003

SG (2003) D/228321

MERGER PROCEDURE
ARTICLE 6(1)(b) DECISION

SIMPLIFIED PROCEDURE

To the notifying parties:

Compass Group Holdings Spain, SL
C/ Princesa, 5
E-28008 Madrid
SPAIN

Aldeasa, SA
C/Ayala, 42
E-28001 Madrid
SPAIN

Via:

Freshfields Bruckhaus Deringer
Bastion Tower
Place du Champ de Mars 5
B-1050 Brussels
BELGIUM

Att: F Cantos & G Navea, c/o C Viñuela
Fax : +32 2 504 7200

Dear Madam(s) and/or Sir(s),

Subject: **Case No. COMP/M.3038 – ALDEASA/COMPASS/FOODLASA**
Notification of 19.12.2002 pursuant to Article 4 of Council Regulation (EEC) No. 4064/89[1]
Publication in the Official Journal of the European Communities No. C 4 of 09.01.2003, page 3.

1. On 19.12.2003, the Commission received notification of a proposed concentration pursuant to Article 4 of Council Regulation (EEC) No. 4064/89 by which the undertaking Aldeasa S.A. ("Aldeasa", Spain) and Compass Group Holding Spain, S.L. ("Compass", Spain) belonging to Compass Group PLC (United Kingdom) acquire within the meaning of Article 3(1)(b) of the Council Regulation joint control of the undertaking Foodlasa S.L. ("Foodlasa", Spain), now wholly owned by Aldeasa, by way of purchase of shares.

[1] OJ L 395, 30.12.1989 p. 1; corrected version OJ L 257 of 21.9.1990, p. 13, as last amended by Regulation (EC) No 1310/97, OJ L 180, 9.7.1997, p. 1, corrigendum in OJ L 40, 13.2.1998, p. 17.

2. The business activities of the undertakings concerned are :

- for undertaking Aldeasa : retail sales at airports,
- for undertaking Compass : contract catering, concession catering and vending services,
- for undertaking Foodlasa : the concession of foodservices in the airport of Valencia and Ibiza (Spain).

3. After examination of the notification, the Commission has concluded that the notified operation falls within the scope of Council Regulation (EEC) No. 4064/89 and of paragraph 4, subparagraphs (a) and (c), of the Commission Notice on a simplified procedure for treatment of certain concentrations under Council Regulation (EEC) No 4064/89[2].

4. For the reasons set out in the Notice on a simplified procedure, the Commission has decided not to oppose the notified operation and to declare it compatible with the common market and with the EEA Agreement. This decision is adopted in application of Article 6(1)(b) of Council Regulation (EEC) No. 4064/89.

For the Commission

Mario MONTI
Member of the Commission

---

2 OJ C 217, 29.07.2000, p. 32.

Aldeasa

Eugenio Andrades
Director de Estrategia y Planificación

Sr.D. Antonio Mas
Director de Mercados Secundarios
Dirección General de Mercados e Inversores
C.N.M.V.
Pº de la Castellana, 15-19
28046 Madrid

Madrid, 3 de Febrero de 2003

ASUNTO: Adquisición por parte del Grupo Compass del 50% de Foodlasa

Muy Sr. Mío:

Como continuación a la información que le hemos remitido sobre el asunto de referencia, adjunto le incluimos la nota informativa enviada a los medios de comunicación.

Un cordial saludo,

Eugenio Andrades

Ayala, 42. 28001 Madrid. España / Tel.: (+34) 91 436 70 59. Fax: (+34) 91 435 52 00. E-mail: eugenio_andrades@aldeasa.es

Aldeasa

COMPASS
GROUP

ALDEASA Y EL GRUPO COMPASS SE UNEN PARA DESARROLLAR LA RESTAURACIÓN EN AEROPUERTOS

La firma de este acuerdo supone la adquisición por parte del Grupo Compass del 50% de Foodlasa, sociedad filial de Aldeasa que gestiona el negocio de restauración aeroportuaria

Madrid, 3 de febrero de 2002.- Aldeasa, multinacional española y una de las 5 principales empresas a nivel internacional en el sector de *retail* aeroportuario y el Grupo Compass, líder mundial en servicios de catering y gestión de restaurantes, se unen para desarrollar conjuntamente los espacios destinados a la restauración en los aeropuertos a través de la participación conjunta en Foodlasa, la filial de Aldeasa que se ocupa del negocio de restauración aeroportuaria. En virtud del acuerdo alcanzado, el Grupo Compass adquiere el 50% de participación en la citada entidad, quedando el 50% restante en manos de Aldeasa. Esta alianza se concretará inicialmente en los aeropuertos de Valencia, donde entre otros, se gestionará un concepto avanzado de cafetería denominado *Caffé Ritazza*, y en el aeropuerto de Ibiza, un *Burger King*.

Con esta iniciativa, ambas compañías persiguen un doble objetivo:

1. El desarrollo de la restauración en los aeropuertos a través de marcas atractivas que se adapten a las expectativas y necesidades de los pasajeros para garantizar un servicio óptimo y eficiente.
2. La búsqueda y valoración de nuevas oportunidades de negocio donde la experiencia de ambos socios sea relevante.

Para el Grupo Compass esta alianza significa un respaldo institucional y de apuesta por el desarrollo de España de una manera muy importante, más aún con el apoyo de un socio como es Aldeasa, dentro de un sector tan estratégico como es el de la restauración aeroportuaria y similares.

Para Aldeasa, esta alianza permitirá convertir los aeropuertos en espacios cada vez más atractivos para los pasajeros, así como ofrecerles un servicio integral que combine el retail y la restauración. De esta manera, no sólo se beneficiará el cliente, sino también las autoridades aeroportuarias con las que Aldeasa colabora. Además, esta asociación supone para la Compañía, líder en negocio comercial aeroportuario, la oportunidad de poder colaborar con el Grupo Compass, que cuenta con una dilatada experiencia en la gestión de restaurantes y con marcas de reconocido prestigio a nivel internacional, permitiendo aprovechar las sinergias operativas y comerciales que ambas actividades puedan generar.

Sobre Aldeasa y Grupo Compass

El grupo británico Compass Group es líder mundial en el sector de la restauración, presente en 90 países y con un volumen de facturación el pasado ejercicio de más de 10.000 millones de libras. Compass Group actúa en todos los sectores de la restauración con diversas líneas de negocios dirigidas a ofrecer servicios específicos en: aeropuertos, recintos militares, empresas, hospitales, catering, plataformas petrolíferas, colegios, etc. En España está presente a través de las empresas: Eurest, Railgourmet, Select Services Partner, Selecta, Scolarest, Vilaplana y Eismaritimo.
Dentro de las marcas gestionadas por Compass figuran Burger King, Pizza Hut o Sbarro y es propietario de otras marcas como Upper Crust y Café Ritazza.

Aldeasa, empresa española que ocupa el quinto lugar en el ranking mundial de operadores de retail aeroportuario. En la actualidad, Aldeasa está presente en 9 países del mundo y mantiene una política de expansión internacional. En España, Aldeasa cuenta con establecimientos localizados en 21 aeropuertos, tales como Madrid, Barcelona, Palma de Mallorca, Málaga y Alicante, entre otros. En total, más de 22.000 m2 en aeropuertos españoles y cerca de 7.000 m2 en aeropuertos internacionales integran un espacio comercial diseñado y concebido para que los viajeros en tránsito puedan encontrar "todo lo que necesitan" mientras esperan la hora de embarcar o pasean por los espacios del aeropuerto.

Para mayor información:
Raquel Lumbreras raquel_lumbreras@es.cohnwolfe.com
Silvia Cabrera silvia_cabrera@es.cohnwolfe.com
Cohn & Wolfe
Tel. + 34 91 592 34 60 / Fax. +34 91 592 34 61